EXHIBIT 12.1

BMB MUNAI, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended June 30,
	2010	2009

Earnings:

Income before income taxes	$871,868	$30,782
Add: Fixed charges	1,102,750	1,148,047
Add: Amortisation of capitalized interest	9,509	9,870
Less: Interest capitalized	-	-
Total earnings	1,984,127	1,188,699

Fixed charges:

Interest expensed and capitalized	750,000	750,000
Amortized premiums, discounts, & bond costs	352,750	398,047
Total fixed charges	$1,102,750	$1,148,047
Ration of earnings to fixed charges	1.80	1.04